Attorneys at Law
Baton Rouge
Birmingham
Houston
Jackson
Memphis
Mobile
Nashville
New Orleans
Washington, DC
Mark W. Coffin
(713) 308-0109
mark.coffin@arlaw.com

August 25, 2006

Via Federal Express and EDGAR

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

One Station Place

100 F St. NE

Washington, D.C. 20549

Re:	BPZ Energy, Inc.
Amendment No. 2 to Registration Statement on
Form SB-2
Filed January 17, 2006
File No. 333-126934

Form 10-KSB for the Fiscal Year Ended December 31, 2004
Filed April 15, 2005
File No. 0-29098

Forms 10-QSB for the Fiscal Quarters Ended
March 31, 2005, June 30, 2005 and September 30, 2005

Response Letter Dated August 4, 2006
File No. 0-29098

Dear Mr. Schwall:

Set forth below are the responses of BPZ Energy, Inc. (the “Company”) to the comments contained in your letter dated August 22, 2006 regarding the Company’s above referenced filings.  For your convenience, we have repeated in bold type the comments exactly as set forth in the August 22, 2006 letter.  The Company’s response to each comment and request is set forth immediately below the text of the applicable comment or request.

The Company has also supplementally provided drafts of its 1934 Act filings for your review and consideration prior to formally filing such documents with the SEC.

SB-2

General

1.                                        Please provide updated consents with your next amendment.

Response:

The Company will comply with this comment by providing updated consents in its Form S-1. (Beginning in 2006, the Company no longer meets the definition of a small business issuer as defined in Rule 405 of the Securities Act and will therefore re-file its Form SB-2/A on Form S-1.)

2.                                      Please update your financial statements with your next amendment.

Response:

The Company will comply with this comment by filing its first quarter Form 10-Q and second quarter Form 10-Q and by including such first and second quarter numbers in its Form S-1.

Form 10-KSB for the year ended December 31, 2005

Consolidated Statements of Stockholders’ Equity, page 30

3.                                      We note that you have presented the historical capital structure of the accounting acquirer rather than that of the legal acquirer.  Please note that in transactions involving recapitalizations, the historical capital structure of the legal acquirer should be presented.

Response:

The Company has reviewed the reverse takeover guidance provided by EIC-10: Reverse Takeover Accounting (as amended March 31, 2003) issued by the Emerging Issues Committee of the Canadian Accounting Standards Board (“EIC-10”), which the SEC references within Appendix B to the SEC Division of Corporation Finance Training Manual entitled, Accounting Disclosure Rules and Practices, an Overview, and continues to believe that stockholders’ equity prior to the merger should present the equivalent number of shares received by the accounting acquirer, BPZ-Texas.

The question and response within EIC-10 reads as follows:

“How should the earnings per share be determined for a fiscal year during which a reverse takeover occurs and for the years for which comparative statements are presented?

The fifth issue concerns the calculation of earnings per share for a fiscal year during which a reverse takeover occurs and for the years for which comparative statements are presented. For the purpose of computing earnings per share, the number of shares outstanding for the period from the beginning of the fiscal year to the date of the reverse takeover shall be deemed to be the number of shares issued by the legal parent to the shareholders of the legal subsidiary. For the period from the date of the reverse takeover to the end of the fiscal year, the number of shares to be used in the calculation of the earnings per share would be the actual number of shares of the legal parent outstanding in that period. The weighted average number of shares to be used in computing the earnings per share would be calculated on the basis of the numbers determined for the two periods as described above. The earnings per share to be disclosed for the comparative periods would be computed by dividing the earnings of the legal subsidiary by the number of shares of the legal parent issued in the reverse takeover transaction.

These calculations assume that there were no changes in the number of issued shares of the legal subsidiary during those earlier years or during the period to the date of the reverse takeover transaction. The calculation of earnings per share would be appropriately adjusted to take into account the effect of a change in the number of issued shares of the legal subsidiary during the year in which the reverse takeover occurred or in the earlier years for which comparative figures are presented.” (Emphasis added.)

Illustrative Example 1 of EIC-10 also demonstrates that the number of shares to be used in the EPS period prior to the reverse merger would be equal to the number of shares the legal acquirer issued to the accounting acquirer. It states in the fourth point under the boldface caption “Earnings per share,” in part, “Number of shares deemed to be outstanding from January 1, 20x3 to September 30, 20x3 = … the number of shares issued by A in the reverse takeover transaction.”(Emphasis added.) In this example, “A” is the legal acquirer.

The number of shares issued by the legal parent/legal acquirer (Navidec, Inc. (“Old Navidec”)) to the legal subsidiary/accounting acquirer (BPZ Energy, Inc., a Texas corporation (“BPZ-Texas”)) was 4,103,464. This is the number of shares that the Company shows as the beginning shares outstanding at December 31, 2003 and is used in the calculation of earnings per share (before retroactive application of the stock dividend in 2005).  This practice is in compliance with the guidance referenced directly above.

Question 4. of EIC-10 and the related response address the presentation of stockholders’ equity in a reverse merger transaction. The question and response read as follows:

“How should the shareholders’ equity be determined and presented in the consolidated balance sheet following a reverse takeover transaction?

 …shareholders’ equity should be determined and presented on the consolidated balance sheet as if the consolidated financial statements are a continuation of the legal subsidiary. This means that the retained earnings (or deficit) and other surplus accounts in the consolidated financial statements immediately after the reverse takeover would be the same as the accounts of the legal subsidiary at that date. The retained earnings (or deficit) and any other surplus accounts of the legal parent at the date of the legal combination would be eliminated in consolidation…However, the capital structure, i.e., the number and type of shares issued, appearing in the consolidated balance sheet would reflect that of the legal parent, including the shares issued to effect the reverse takeover.” (Emphasis added.)

The guidance is clear that the corresponding number and type of shares, as presented in the consolidated balance sheet following the reverse takeover, would be those of the legal parent (in our case, Old Navidec).  EIC-10 is not as clear in dictating how the number and types of shares outstanding prior to the Merger would be presented in the balance sheet and statement of stockholders’ equity for comparative periods; however, the guidance is clear on the following two points:

•                  the consolidated financial statements are a continuation of the legal subsidiary and

•                  the calculation of earnings per share should be adjusted to take into account the effect of a change in the number of issued shares of the legal subsidiary during the year in which the reverse takeover occurred or in the earlier years for which comparative figures are presented.

Consequently, the number and types of shares presented in the statement of stockholders’ equity and balance sheet for periods prior to the Merger should reflect the number of shares that the legal acquirer (Old Navidec) issued to the accounting acquirer (BPZ-Texas).  This methodology is consistent with the calculation prescribed by EIC-10 for the calculation of EPS.

This conclusion is also consistent with guidance provided by PricewaterhouseCoopers (under SEC 4220.52) which states:

“Historical stockholders’ equity of the accounting acquirer (legal acquiree) prior to the merger is retroactively restated (a recapitalization) for the equivalent number of shares received in the merger by the accounting acquirer after giving effect to any difference in par value of the issuer’s and acquirer’s stock with an offset to paid-in capital.  Retained earnings (deficiency) of the accounting acquirer is carried forward after the acquisition.  Operations prior to the merger are those of the accounting acquirer.  Earnings per share for periods prior to the merger are restated to reflect the number of equivalent shares received by the acquiring company.” (Emphasis added)

Lastly, our research of recent filings with the SEC found that the following companies with reverse takeover transactions followed the same methodology as the Company when they retroactively restated their EPS and balance sheets to reflect the number of equivalent shares received by the acquiring company:

•                  Handheld Entertainment, Inc.  — Registration Statement on Form SB-2/A, as filed and declared effective on August 14, 2006.

•                  Lev Pharmaceuticals, Inc. —2004 Form 10-KSB and Registration Statement on Form SB-2/A, as filed on March 31, 2005 and October 24, 2005, respectively.

•                  telcoBlue, Inc. — 2004 Form 10-KSB, as filed on June 9, 2005.

Based upon the accounting literature and similar filings noted above, the Company believes that its stockholders’ equity and earnings per share prior to the merger appropriately reflects the historical capital structure of the legal acquirer.

We appreciate your consideration of this response.  If you have further questions or comments, please contact the undersigned at (713) 308-0109.

Very truly yours,

ADAMS AND REESE LLP

/s/ Mark W. Coffin

Mark W. Coffin

cc:	Ms. Mellissa Campbell Duru
Mr. Kevin Stertzel
Ms. Jill Davis
United States Securities and Exchange Commission

Mr. Manuel Zuñiga
Mr. Ed Caminos
BPZ Energy, Inc.

Mr. David C. Baggett
Opportune LLP